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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-23962
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                           NOTIFICATION OF LATE FILING

(Check One):
         [X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

         For Period Ended:       December 31, 2000
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:
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         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this report shall be construed to imply that the commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the information relates:
                                                      -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant Budget Group, Inc.
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Former name if applicable
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Address of principal executive office (Street and number) 125 Basin Street,
                                                          ----------------------
Suite 210
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City, state and zip code Daytona Beach, Florida 32114
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                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described below in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K of Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the


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                  subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant was unable to file its Annual Report on Form 10-K within the prescribed time due to delays in concluding negotiations with a third party, relating to a material contract. The Audited Financial Statements could not be completed until this contract was executed. Resolution was reached subsequent to the filing deadline and the Form 10-K is expected to be filed shortly.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  William S. Johnson          (630)              955-7600
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                  (Name)                   (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                                        [X]Yes            [ ] No

         (3) Is it anticipated that any significant change in the results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [X]Yes            [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         The Registrant anticipates a significant change in the results of operations for the year ended December 31, 2000 from the results of operations for the year ended December 31, 1999 as follows:

         For the year ended December 31, 2000, results from continuing operations indicate revenues of approximately $2,436.4 million and a net loss of approximately $570.3 million or $15.31 per share. For the year ended December 31, 1999, the Registrant reported revenues of $2,325.7 million and a net loss of $49.9 million or $1.37 per share.

         The increased loss for the year ended December 31, 2000 is due primarily to (i) charges taken in relation to re-franchising European operations, (ii) charges in North America related to asset valuations, truck inventory valuations, uncollectable accounts receivable and other charges, and (iii) a decline in results from European operations.


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                               Budget Group, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date:  April 3, 2001         By: /s/ Sanford Miller
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                                         Sanford Miller
                                         President and Chief Operating Officer


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